Exhibit 20
FOR IMMEDIATE RELEASE



          Merrimac First Quarter 1998 Sales Sets Record with Per Share
           Earnings Up 44%; Board Declares Ten Percent Stock Dividend


West Caldwell, N.J., May 5, 1998: Merrimac Industries, Inc. announces results for the first quarter 1998, reflecting record quarterly sales and a solid increase in earnings. Also, the Board of Directors has declared a 10% stock dividend to stockholders of record on May 15, 1998 to be distributed, and payments for fractional shares made, on June 5, 1998.

First quarter 1998 sales of $5,793,000 increased 35% over the first quarter sales of the prior year of $4,275,000. Net income increased $150,000 or 54% to $428,000 for the first quarter of 1998 compared to $278,000 reported in 1997. Diluted net income per share was $.26, an increase of 44% compared to diluted net income per share of $.18 reported for the first quarter of last year. The diluted weighted average number of common shares outstanding for the first quarter 1998 increased by 71,000 compared to that of the first quarter of the prior year. This increase was primarily due to common stock issued from the exercise of stock options during 1997 and the increase in common stock equivalents arising from higher average stock prices during the first quarter of this year compared to the first quarter of the prior year.

The backlog at the end of the first quarter was $9.9 million, slightly above that at year-end 1997. Orders for Merrimac products during the first quarter of $6.0 million were 3% above the first quarter sales level. A comparison of the backlog at the end of the first quarter 1998 to that of the first quarter of the prior year shows a 5% increase.

Chairman and CEO Mason N. Carter commented: "I am pleased to report that sales, gross profit, operating income and net income all increased significantly, while planned product research and development spending more than tripled to over $200,000. This was a strong performance and an excellent start to the challenging year ahead. While we are optimistic that this will be a rewarding year, there is much we still must accomplish.

"During the past quarter the Merrimac Team shipped $5.8 million, complemented by an order booking of $6 million...a significant achievement. Just as meaningful and positive is progress with regard to key account customer relations, new product development and infrastructure change. Our dedicated co-workers continue to create change and deliver results.

"The Board of Directors has elected to award a 10% stock dividend to all stockholders. The Board is pleased with our operating results and has further confidence in what the Merrimac Team can achieve."

Certain statements in this news release are forward-looking statements based on current management expectations and are subject to risks and uncertainties. Factors that could cause future results to differ from these expectations include general economic and industry conditions, competitive products and pricing pressures, risks relating to governmental regulatory actions in communications and defense programs, and inventory risks due to technological innovation. Additional factors to which the Company's performance is subject are described in the Company's reports filed from time to time with the Securities and Exchange Commission.

Merrimac Industries, Inc., with locations in West Caldwell, NJ and San Jose, Costa Rica, has approximately 170 employees in the design and manufacture of high-performance components and subsystems for communications, defense and aerospace applications. Merrimac (MRM) is listed on the American Stock Exchange.

Contact: Mason N. Carter                    Fax:            (973) 882-5989
         Chairman and CEO                   E-mail:    mnc@merrimacind.com
         Phone: (973) 575-1300, Ext. 202    Internet:  www.merrimacind.com

Note: Merrimac Industries, Inc. news releases are available in fax form by calling Company News On-Call. Dial (800) 758-5804, ext. 567525; or is available on the internet at www.prnewswire.com.

                            Merrimac Industries, Inc.
                  Summary of Consolidated Statements of Income
                                   (Unaudited)


                                                                                 Quarter Ended
                                                                             April 4        March 29
                                                                                1998            1997
                                                                  -----------------------------------


Net sales                                                                 $5,793,000      $4,275,000
Gross profit                                                               2,575,000       1,900,000
Selling, general and administrative expenses                               1,697,000       1,432,000
Research and development                                                     211,000          57,000
Income before income taxes                                                   680,000         438,000
Provision for income taxes                                                   252,000         160,000
Net income                                                                   428,000         278,000

Net income per common share-basic                                               $.27            $.18
Net income per common share-diluted                                             $.26            $.18

Weighted average shares outstanding-basic                                  1,577,000       1,513,000
Weighted average shares outstanding-diluted                                1,618,000       1,547,000
